UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13D Under the Securities Exchange Act of 1934 (Amendment No. 4)

EVINE Live, Inc.
(Name of Issuer)

COMMON STOCK, $0.01 par value per share
(Title of Class of Securities)

92047K-10-7
(CUSIP Number)

Arthur R. Block, Esq.

Executive Vice President,

General Counsel and Secretary

Comcast Corporation

One Comcast Center

Philadelphia, Pennsylvania 19103-2838

(215) 286-1700

Copy to:

William J. Chudd, Esq.

Davis Polk & Wardwell

450 Lexington Avenue

New York, New York 10017

(212) 450-4000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 30, 2017
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

CUSIP No. 92047K-10-7
1.	Names of Reporting Persons. Comcast Corporation
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) Not Applicable
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Pennsylvania
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 2,741,849 (see Item 5)
	8.	Shared Voting Power 0 (see Item 5)
	9.	Sole Dispositive Power 2,741,849 (see Item 5)
	10.	Shared Dispositive Power 0 (see Item 5)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,741,849 (see Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 4.6% (see Item 5)
14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 92047K-10-7
1.	Names of Reporting Persons. NBCUniversal, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) Not Applicable
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 2,741,849 (see Item 5)
	8.	Shared Voting Power 0 (see Item 5)
	9.	Sole Dispositive Power 2,741,849 (see Item 5)
	10.	Shared Dispositive Power 0 (see Item 5)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,741,849 (see Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 4.6% (see Item 5)
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 92047K-10-7
1.	Names of Reporting Persons. NBCUniversal Media, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) Not Applicable
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 2,741,849 (see Item 5)
	8.	Shared Voting Power 0 (see Item 5)
	9.	Sole Dispositive Power 2,741,849 (see Item 5)
	10.	Shared Dispositive Power 0 (see Item 5)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,741,849 (see Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 4.6% (see Item 5)
14.	Type of Reporting Person (See Instructions) OO

This Amendment No. 4 amends the Schedule 13D originally filed on February 7, 2011, as amended (this “Schedule 13D”), and is filed by Comcast Corporation (“Comcast”), for and on behalf of itself, NBCUniversal, LLC (“NBCUniversal Holdings”) and NBCUniversal Media, LLC (“NBCUniversal” and, together with Comcast and NBCUniversal Holdings, the “Reporting Persons”) with respect to the common stock, $0.01 par value per share (“Common Stock”), of EVINE Live, Inc., a Minnesota corporation (the “Issuer”). NBCUniversal is a wholly owned subsidiary of NBCUniversal Holdings; Comcast owns 100% of NBCUniversal Holdings’ common equity.

Item 4. Purpose of Transaction.

Item 4 of the Schedule 13D is hereby supplemented as follows:

On January 30, 2017, the Issuer and NBCUniversal entered into an agreement (the “Repurchase Letter Agreement”) pursuant to which the Issuer agreed to purchase, and NBCUniversal agreed to sell, 4,400,000 shares of Common Stock for an aggregate amount of $4,924,774.80, representing an amount equal to approximately $1.12 per share of Common Stock. The transaction was consummated on January 31, 2017. In addition, pursuant to the terms of the Repurchase Letter Agreement, the Issuer and NBCUniversal agreed to terminate the Shareholder Agreement (the “Shareholder Agreement”) between the Issuer and NBCUniversal dated as of April 29, 2016, effective as of the execution of the Repurchase Letter Agreement.

The foregoing description of the Repurchase Letter Agreement does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Repurchase Letter Agreement, a copy of which is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Item 5. Interest in Securities of the Issuer.

(a)       The responses of the Reporting Persons to Rows (11) through (13) of the cover pages of this Schedule 13D are incorporated herein by reference. As of the date of the filing, NBCUniversal beneficially owned in the aggregate 2,741,849 shares of Common Stock, representing approximately 4.6% of the shares of Common Stock outstanding determined in accordance with Rule 13d-3(d)(1)(i) under the Exchange Act (based on the number of shares of Common Stock outstanding as of November 28, 2016, as reported in the Issuer’s Form 10-Q filed on November 30, 2016, and taking into account the repurchase transaction disclosed in this Schedule 13D). By virtue of the fact that NBCUniversal is a direct or indirect subsidiary of each of the other Reporting Persons, Comcast and NBCUniversal Holdings may each be deemed to beneficially own the shares of Common Stock owned by NBCUniversal.

Except as disclosed in this Item 5(a), none of the Reporting Persons, nor, to the best of their knowledge, any of their directors or executive officers, beneficially owns any shares of Common Stock.

(b)       The responses of the Reporting Persons to (i) Rows (7) through (10) of the cover pages of this Schedule 13D and (ii) Item 5(a) hereof are incorporated herein by reference.

Except as disclosed in this Item 5(b), none of the Reporting Persons, nor to the best of their knowledge, any of their directors or executive officers, presently has the power to vote or direct the vote or to dispose or direct the disposition of any of the shares of Common Stock which they may be deemed to beneficially own.

(c)       None of the Reporting Persons, nor, to the best of their knowledge, any of their directors or executive officers, has effected any transaction in the shares of Common Stock during the past 60 days, except as disclosed in this Schedule 13D.

(d)       Not applicable.

(e)       On January 31, 2017, pursuant to the Repurchase Letter Agreement, NBCUniversal sold to the Issuer an aggregate of 4,400,000 shares of Common Stock for an aggregate amount of $4,924,774.80, representing an amount equal to $1.12 per share of Common Stock, and at such time ceased to be a beneficial owner of more than five percent of the outstanding Common Stock.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby supplemented as follows:

The information set forth in Item 4 of this Schedule 13D is incorporated into this Item 6 by reference.

Item 7. Material to be Filed as Exhibits.

The following documents are filed as exhibits:

Exhibit No.	Description
99.1	Repurchase Letter Agreement, dated as of January 30, 2017, among EVINE Live, Inc. and NBCUniversal Media, LLC (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the Commission on January 31, 2017 (File No. 001-37495))

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 31, 2017

COMCAST CORPORATION /s/ Arthur R. Block
Name: Arthur R. Block Title: Executive Vice President, General Counsel and Secretary

NBCUNIVERSAL, LLC /s/ Arthur R. Block
Name: Arthur R. Block Title: Executive Vice President

NBCUNIVERSAL MEDIA, LLC /s/ Arthur R. Block
Name: Arthur R. Block Title: Executive Vice President

SCHEDULE A-1

EXECUTIVE OFFICERS AND DIRECTORS OF COMCAST CORPORATION

The name, business address, title, present principal occupation or employment of each of the directors and executive officers of Comcast Corporation (“Comcast”) are set forth below. If no business address is given, the director’s or officer’s business address is One Comcast Center, Philadelphia, Pennsylvania 19103-2838. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to Comcast. All of the persons listed below are citizens of the United States of America.

Name and Business Address	Present Principal Occupation (Name and Principal Business of Employer)
Directors

Kenneth J. Bacon	Partner at RailField Partners, a financial advisory and asset management firm

Madeline S. Bell	President and Chief Executive Officer of The Children’s Hospital of Philadelphia, a top-ranked children’s hospital in the United States

Sheldon M. Bonovitz	Chairman Emeritus of Duane Morris LLP, a law firm

Edward D. Breen	Chairman of the Board and Chief Executive Officer of E.I. du Pont de Nemours and Company

Joseph J. Collins	Chairman of Aegis, LLC

Gerald L. Hassell	Chairman and Chief Executive Officer of The Bank of New York Mellon Corporation, a global investments company

Jeffrey A. Honickman	Chief Executive Officer of Pepsi-Cola and National Brand Beverages, Ltd., a bottling and distribution company

Eduardo G. Mestre	Senior Advisor to Evercore Partners Inc., an independent investment banking advisory firm

David C. Novak	Founder of OGO Enterprises, LLC, a company whose mission is to inspire people through personal recognitions that deepen relationships

Brian L. Roberts	Chairman and Chief Executive Officer

Johnathan A. Rodgers	Retired President and Chief Executive Officer of TVOne, a cable network

Dr. Judith Rodin	President of The Rockefeller Foundation

Name and Business Address	Present Principal Occupation (Name and Principal Business of Employer)
Executive Officers

Brian L. Roberts	Chairman and Chief Executive Officer and President; Principal Executive Officer, NBCUniversal, LLC and NBCUniversal Media, LLC

Arthur R. Block, Esq.	Executive Vice President, General Counsel and Secretary; Executive Vice President, NBCUniversal, LLC and NBCUniversal Media, LLC

Stephen B. Burke 30 Rockefeller Plaza New York, New York 10112	Senior Executive Vice President; Chief Executive Officer and President, NBCUniversal, LLC and NBCUniversal Media, LLC

Michael J. Cavanagh	Senior Executive Vice President and Chief Financial Officer; Principal Financial Officer, NBCUniversal, LLC and NBCUniversal Media, LLC

David L. Cohen	Senior Executive Vice President; Senior Executive Vice President, NBCUniversal, LLC and NBCUniversal Media, LLC

Lawrence J. Salva	Executive Vice President and Chief Accounting Officer; Executive Vice President, NBCUniversal, LLC and NBCUniversal Media, LLC

Neil Smit	Senior Executive Vice President; President and Chief Executive Officer, Comcast Cable Communications, LLC

___________________

Notes:

(1)	Certain of the other individuals identified on this Schedule A-1 may have beneficial ownership of de minimis amounts of Issuer Common Stock held in investment accounts for which such individuals hold discretionary authority. Comcast disclaims beneficial ownership of any such shares.

SCHEDULE A-2

DIRECTORS OF NBCUNIVERSAL, LLC AND EXECUTIVE OFFICERS OF NBCUNIVERSAL, LLC AND NBCUNIVERSAL MEDIA, LLC

The name, business address, title, present principal occupation or employment of each of the directors of NBCUniversal, LLC (“NBCUniversal Holdings”) and each of the executive officers of NBCUniversal Holdings and NBCUniversal Media, LLC (“NBCUniversal”) are set forth below. If no business address is given, the director’s or officer’s business address is One Comcast Center, Philadelphia, Pennsylvania 19103-2838. All of the persons listed below are citizens of the United States of America.

Name and Business Address	Present Principal Occupation (Name and Principal Business of Employer)
Directors of NBCUniversal Holdings

Arthur R. Block	Executive Vice President, NBCUniversal Holdings and NBCUniversal; Executive Vice President, General Counsel and Secretary, Comcast Corporation

Michael J. Cavanagh	Principal Financial Officer, NBCUniversal Holdings and NBCUniversal; Senior Executive Vice President and Chief Financial Officer, Comcast Corporation

David L. Cohen	Senior Executive Vice President, NBCUniversal Holdings and NBCUniversal; Senior Executive Vice President, Comcast Corporation

Name and Business Address	Present Principal Occupation (Name and Principal Business of Employer)
Executive Officers of NBCUniversal Holdings and NBCUniversal

Brian L. Roberts	Principal Executive Officer, NBCUniversal Holdings and NBCUniversal; Chairman and Chief Executive Officer and President, Comcast Corporation

Arthur R. Block	Executive Vice President, NBCUniversal Holdings and NBCUniversal; Executive Vice President, General Counsel and Secretary, Comcast Corporation

Stephen B. Burke 30 Rockefeller Plaza New York, New York 10112	Chief Executive Officer and President, NBCUniversal Holdings and NBCUniversal; Senior Executive Vice President, Comcast Corporation

Michael J. Cavanagh	Principal Financial Officer, NBCUniversal Holdings and NBCUniversal; Senior Executive Vice President and Chief Financial Officer, Comcast Corporation

Name and Business Address	Present Principal Occupation (Name and Principal Business of Employer)
David L. Cohen	Senior Executive Vice President, NBCUniversal Holdings and NBCUniversal; Senior Executive Vice President, Comcast Corporation

Lawrence J. Salva	Executive Vice President, NBCUniversal Holdings and NBCUniversal; Executive Vice President and Chief Accounting Officer, Comcast Corporation

Notes:

(1)	NBCUniversal does not have a board of directors, and is managed by NBCUniversal Holdings as its sole member.

(2)	Certain of the other individuals identified on this Schedule A-2 may have beneficial ownership of de minimis amounts of Issuer Common Stock held in investment accounts for which such individuals hold discretionary authority. Comcast disclaims beneficial ownership of any such shares.

EXHIBITS INDEX

Exhibit No.	Description
99.1	Repurchase Letter Agreement, dated as of January 30, 2017, among EVINE Live, Inc. and NBCUniversal Media, LLC (incorporated by reference to Exhibit 10.1 to Issuer’s Current Report on Form 8-K filed with the Commission on January 31, 2017 (File No. 001-37495))